RECOM MANAGED SYSTEMS, INC.
                     4705 LAUREL CANYON BOULEVARD, SUITE 203
                          STUDIO CITY, CALIFORNIA 91607
                                 (818) 432-4560

                                February 10, 2005

VIA EDGAR

Russell Mancuso, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

RE:    RECOM MANAGED SYSTEMS, INC.
       REGISTRATION STATEMENT ON FORM SB-2 (PRE-EFFECTIVE AMENDMENT NO. 2) FILE NUMBER 333-122296

Dear Mr. Reynolds:

Based upon the conversation between Mr. Eduardo Aleman of the Commission and our attorneys earlier today in which Mr. Aleman notified our attorneys that the foregoing registration statement was cleared for effectiveness, please be advised that Recom Managed Systems Inc. hereby requests that the registration statement be declared effective no later than by the close of business as of Monday, February 14, 2005.

We hereby acknowledge that:

1. Should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve Recom Managed Systems fro its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. Recom Managed Systems may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        /s/ Marvin Fink

                                        Marvin Fink
                                        President

cc: Mr. Eduardo Aleman, Staff Attorney, Division of Corporate Finance, via facsimile at (202) 942-9585